EXHIBIT 1.02

Conflict Minerals Report

Alliance Resource Partners, L.P. (“ARLP”) is a diversified producer and marketer of coal to major United States utilities and industrial users.  ARLP, the nation’s first publicly traded master limited partnership involved in the production and marketing of coal, is currently the third largest coal producer in the eastern United States with mining operations in the Illinois Basin and Appalachian coal producing regions.  ARLP operates ten mining complexes in Illinois, Indiana, Kentucky, Maryland and West Virginia.  ARLP is also constructing a new mine in southern Indiana and is purchasing and funding development of reserves, operating surface facilities and making equity investments in a new mining complex under development in southern Illinois. In addition, ARLP operates a coal loading terminal on the Ohio River at Mount Vernon, Indiana.  ARLP’s subsidiary, Matrix Design Group, LLC (“Matrix”), provides a variety of mine products and services for ARLP’s mining operations and unrelated third parties.  These mining products, like virtually all consumer electronics, contain various metals necessary for operation, including tantalum, tin, tungsten and gold (“Conflict Minerals”), which originate in mines around the world.  The use of Conflict Minerals in Matrix products that are sold to unrelated third parties subjects ARLP to Securities and Exchange Commission Final Rule on Conflict Minerals,17 CFR Parts 240 and 249b (the “SEC Final Rule”).

As a global distributor and manufacturer of mine safety equipment, including miner and equipment tracking and proximity detection systems through Matrix, ARLP is committed to complying with the applicable provisions of the SEC Final Rule.  As a mine safety equipment company, Matrix is several tiers removed from the actual mining of the Conflict Minerals.  Matrix contracts with two United States based companies to manufacture its products, which in turn source from a number of sub-tier suppliers from around the world.  Matrix does not purchase Conflict Minerals and makes no direct purchases in the Covered Countries.

Matrix has been and will continue working with its customers cooperatively in connection with their Conflict Minerals programs, and it has informed and expects its suppliers to support it in implementing the necessary Conflict Minerals compliance programs.  To comply with the SEC Final Rule, Matrix requires chain of custody declarations from its suppliers to verify the origin of the Conflict Minerals contained in their products.

Matrix was not able to determine whether the Conflict Minerals used in its products originated in the Democratic Republic of the Congo (“DRC”) or adjoining countries, or directly or indirectly financed or benefited Armed Groups of the DRC.  Thus, ARLP’s Conflict Minerals determination resulting from its due diligence efforts is “DRC Conflict Undeterminable.”

Part I.  Due Diligence

Pursuant to the SEC Final Rule, ARLP has utilized the internationally recognized due diligence framework of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) to perform due diligence on the sources and chain of custody of Conflict Minerals in Matrix’s supply chain.

Matrix contracts with third parties to manufacture components for its products that Matrix assembles, processes and sells to its customers.  Based on its internal assessment and analysis, Matrix found that Conflict Minerals can be found in its products.  Matrix’s due diligence procedures included communicating the importance of compliance with the SEC Final Rule to its suppliers.  Based on the structure of its supply chain driven by the lack of direct access to sub-tier suppliers, Matrix relied on its contract manufacturers to provide information on the origin of the Conflict Minerals contained in its products by conducting a supply-chain survey using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners that processed the Conflict Minerals used in Matrix products.  Matrix received all of its requested supply-chain surveys from its contract manufacturers.  Further, we reviewed the supply-chain surveys against the list of smelter facilities which have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter program as well as performing independent searches for information on the smelter facilities included in each supply-chain survey.  The process followed and the results of our due diligence procedures have been communicated to various members of ARLP’s executive management and discussed with the Audit Committee of the Board of Directors of Alliance Resource Management GP, LLC, ARLP’s managing general partner.

After performing the due diligence described above, including conducting a good faith reasonable country of origin inquiry, on the sources and chain of custody of its Conflict Minerals, Matrix was not able to determine whether the Conflict Minerals used in its products originated in the DRC or adjoining countries, or directly or indirectly financed or benefited Armed Groups of the DRC for the year ended December 31, 2013.

On a going forward basis as it relates to Conflict Minerals, Matrix continues to develop its processes in working with its suppliers to provide accurate and complete information regarding Conflict Mineral sourcing.

Because its Conflict Minerals usage is DRC Conflict Undeterminable, an independent private sector audit was not required for this Form SD, as defined by the SEC Final Rule, for the year ended December 31, 2013.

Part II.  Product Description

The following products manufactured by or for Matrix have been found to be “DRC Conflict Undeterminable.”  Revenue from the sale of these products represents less than 1% of ARLP’s total sales revenue.  For the inputs obtained from suppliers containing Conflict Minerals used in the products listed below, we have contacted our suppliers regarding the facilities used to process the necessary Conflict Minerals and their country of origin, who in turn have contacted their suppliers.  None of our suppliers source directly from a smelter or refiner.

Various smelter facilities are used to process the necessary Conflict Minerals in the products listed below.  However, the information provided by our suppliers did not enable us to determine whether the necessary Conflict Minerals originated in the Covered Countries, and, if so, whether they were Conflict Minerals from Recycled or Scrap Sources.

Wireless Atmospheric Monitoring System — The Wireless Atmospheric Monitoring System is designed to detect potentially hazardous gases in coal mines and comply with Mine Safety and Health Administration regulations using advanced technology sensors and is paired with software made to simplify maintenance and labor needs.

METS — The METS System is a wireless communication, electronic tracking and atmospheric monitoring system designed for survivability and post-accident use in underground coal mines.

Belt Control System — The Matrix Belt Control System is designed to automate and simplify belt control in mining and material-handling environments.

Proximity Detection (M3-1000 and Intellizone) — The Matrix Proximity Detection System trains personnel to avoid danger zones while working around large machines used in the mining process, such as continuous miners and mobile haulage equipment.

Defined Terms

Armed Group.  An armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under section 116(d) and 502(b) of the Foreign Assistance Act of 1961 (22 U.S.C. §§ 2151n(d) and 2304(b)) related to the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals.  Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals from Recycled or Scrap Sources.  Conflict minerals sourced from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing.  Recycled metal includes excess, obsolete, defective and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold.  Minerals partially processed, unprocessed or a bi-product from another ore are not included in the definition of recycled metal.

Covered Countries.  Covered countries include the Democratic Republic of the Congo, Zambia, Angola, Republic of the Congo (Brazzaville), Central African Republic, South Sudan, Uganda, Rwanda, Burundi, and Tanzania.

DRC Conflict Undeterminable.  The registrant is unable to determine, after exercising the requisite due diligence, whether products manufactured or contracted to be manufactured by a registrant qualifies as DRC conflict free.